Exhibit 28(n)

FIERA CAPITAL SERIES TRUST

MULTI-CLASS PLAN PURSUANT TO RULE 18f-3
UNDER THE INVESTMENT COMPANY ACT OF 1940

Fiera Capital Series Trust (the “Trust”), under its Declaration of Trust (the “Declaration”), is authorized to issue multiple classes of shares of Fiera Capital Global Equity Focused Fund (the “Fund”), a series of the Trust. This plan (the “Plan”), adopted in accordance with the requirements of Rule 18f-3 under the Investment Company Act of 1940, as amended (“1940 Act”), and approved by the Board of Trustees of the Trust (the “Board”), including a majority of those Trustees who are not interested persons of the Fund as defined in the 1940 Act (the “Independent Trustees”), with respect to the Trust, in the manner specified by such rule, documents certain of the preferences, limitations and relative rights of each class of shares of the Funds as follows.

The Plan, in accordance with Rule 18f-3 under the 1940 Act, (i) designates classes of shares of the Funds and (ii) sets forth the differences between the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges.

The Board, including a majority of the Independent Trustees, has determined that the Plan, including the allocation of expenses, is in the best interests of the Funds and each class of shares offered by the Funds.

SECTION 1. CLASS DESIGNATIONS.

(a)           Consistent with the Declaration and this Plan, the Fund may issue Investor Class and Institutional Class Shares.

(b)           Investor Class Shares shall be available to investors that meet such investment eligibility requirements as may be set forth in the prospectus of the Fund (the “Prospectus”) from time to time. Investor Class shares shall be offered at net asset value. Investor Class Shares shall have distribution fees, which will be paid pursuant to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act (the “Rule 12b-1 Plan”) as described in the Prospectus. Such distribution fees may be in amounts up to 0.25% per annum of the average daily net assets attributable to Investor Class Shares to pay (a) for services or expenses primarily intended to result in the sale of the Investor Class shares; and (b) others who render assistance in distributing or promoting the Investor Class Shares of the Fund. Investor Class Shares shall have no sales load or deferred sales charge.

(c)           Institutional Class Shares shall be available to investors that meet such investment eligibility requirements as may be set forth in the Prospectus from time to time. Institutional Class Shares shall be offered at the net asset value per share. Institutional Class Shares shall have no sales load or deferred sales charge and shall not have distribution fees.

SECTION 2. VOTING.

Each class of shares of the Fund shall have the voting rights set out in the Declaration and the By-Laws of the Trust, as they may be amended from time to time.

Each Class of shares shall have (a) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (c) in all other respects, the same rights and obligation as the other class.

SECTION 3. OTHER EXPENSES.

The following “Class Expenses” may be allocated on a class-by-class basis: (i) distribution fees (as described in Section 1(b) above); (ii) Securities and Exchange Commission and blue sky registration or qualification fees; (iii) Printing and postage expenses related to printing, preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class; (iv) Audit or accounting fees or expenses relating solely to such class; (v) the expenses of administrative personnel and services as required to support the shareholders of such class; (vi) litigation and other legal expenses relating solely to a specific Class; and (vii) any other fees and expenses of administration that are identified and approved by the Board as being attributable to a specific Class.

All expenses not now or hereafter designated as Class Expenses (“Fund Expenses”) will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

SECTION 4. OTHER ALLOCATIONS AND WAIVERS/REIMBURSEMENTS.

(a)           ALLOCATION OF PORTFOLIO EXPENSES. Income, realized and unrealized capital gains and losses, and expenses, other than expenses allocated to a particular class of the Fund, as described in Section 3 above, shall be allocated to each class of shares of the Fund based on the net asset value of that class in relation to the net asset value of the Fund, or on such other basis as the Board may, in its discretion, consider fair and equitable to each class of shares.

(b)           WAIVERS AND REIMBURSEMENTS. Nothing in this Plan shall be construed as limiting the ability of any person to waive any fee paid by the Fund or any class of shares of the Fund to that person or to reimburse any or all expenses of the Fund or any class of shares of the Fund. However, waivers and reimbursements shall not be made in a manner that can be deemed to result in a “preferential dividend” for federal tax purposes.

SECTION 5. EXCHANGES. Investor Class and Institutional Class Shares may not be exchanged for shares of any other class or series, unless otherwise set forth in the Fund’s prospectus.

SECTION 6. AMENDMENTS TO THE PLAN

The Plan may not be materially amended to change its provisions unless a majority of the Trustees of the Fund, including a majority of the Independent Trustees, shall find that the Plan, as proposed and including the expense allocations, is in the best interest of each Class individually and the Fund as a whole.